                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                     TO RULE 13D-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13(d)-2(a)
                                (AMENDMENT NO. 2)

                      LEVIATHAN GAS PIPELINE PARTNERS, L.P.
                                (NAME OF ISSUER)

                                  COMMON UNITS
                         (TITLE OF CLASS OF SECURITIES)

                                    527367205
                                 (CUSIP NUMBER)

                               J. VINCENT KENDRICK
                    AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                        1900 PENNZOIL PLACE--SOUTH TOWER
                              711 LOUISIANA STREET
                              HOUSTON, TEXAS 77002
                                 (713) 220-5800
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  JUNE 1, 1999
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(e), 13d-1(f) OR 13d-1(g), CHECK THE FOLLOWING BOX [ ].





                       (Continued on the following pages)

--------------------------------------------- --------------------------- -------------------------------------------
CUSIP NO.  527367205                                    13D                                       PAGE 2 OF 25 PAGES
          -------------
--------- -----------------------------------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          El Paso Energy Corporation
--------- -----------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a)[ ]
                                                                                              (b)[ ]
--------- -----------------------------------------------------------------------------------------------------------

3         SEC USE ONLY


--------- -----------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS


          OO
--------- -----------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
--------- -----------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
--------------------------------- ---------------------- ------------------------------------------------------------
  NUMBERS OF                      7                      SOLE VOTING POWER  8,953,764
    SHARES

                                  ---------------------- ------------------------------------------------------------
 BENEFICIALLY                     8                      SHARED VOTING POWER  0
   OWNED BY

                                  ---------------------- ------------------------------------------------------------
     EACH                         9                      SOLE DISPOSITIVE POWER 8,953,764
  REPORTING

                                  ---------------------- ------------------------------------------------------------
 PERSON WITH                      10                     SHARED DISPOSITIVE POWER  0


--------- -----------------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          8,953,764 Common Units
--------- -----------------------------------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                  [ ]


--------- -----------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          34.4%
--------- -----------------------------------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON


          HC
--------- -----------------------------------------------------------------------------------------------------------

--------------------------------------------- --------------------------- -------------------------------------------
CUSIP NO.  527367205                                    13D                                       PAGE 3 OF 25 PAGES
          ------------
--------- -----------------------------------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          El Paso Field Services Company
--------- -----------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a)[ ]
                                                                                                           (b)[ ]
--------- -----------------------------------------------------------------------------------------------------------

3         SEC USE ONLY


--------- -----------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS


          OO
--------- -----------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
--------- -----------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
--------------------------------- ---------------------- ------------------------------------------------------------
  NUMBERS OF                      7                      SOLE VOTING POWER   8,953,764
    SHARES

                                  ---------------------- ------------------------------------------------------------
 BENEFICIALLY                     8                      SHARED VOTING POWER   0
   OWNED BY

                                  ---------------------- ------------------------------------------------------------
EACH REPORTING                    9                      SOLE DISPOSITIVE POWER   8,953,764


                                  ---------------------- ------------------------------------------------------------
 PERSON WITH                      10                     SHARED DISPOSITIVE POWER   0


--------- -----------------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          8,953,764 Common Units
--------- -----------------------------------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               [ ]


--------- -----------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          34.4%
--------- -----------------------------------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON


          CO
--------- -----------------------------------------------------------------------------------------------------------

--------------------------------------------- --------------------------- -------------------------------------------
CUSIP NO.  527367205                                    13D                                       PAGE 4 OF 25 PAGES
          -------------
--------- -----------------------------------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          El Paso Tennessee Pipeline Co.
--------- -----------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a)[ ]
                                                                                                           (b)[ ]
--------- -----------------------------------------------------------------------------------------------------------

3         SEC USE ONLY


--------- -----------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS


          OO
--------- -----------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
--------- -----------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
--------------------------------- ---------------------- ------------------------------------------------------------
  NUMBERS OF                      7                      SOLE VOTING POWER   8,953,764
    SHARES

                                  ---------------------- ------------------------------------------------------------
 BENEFICIALLY                     8                      SHARED VOTING POWER   0
   OWNED BY

                                  ---------------------- ------------------------------------------------------------
EACH REPORTING                    9                      SOLE DISPOSITIVE POWER   8,953,764


                                  ---------------------- ------------------------------------------------------------
 PERSON WITH                      10                     SHARED DISPOSITIVE POWER   0


--------- -----------------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          8,953,764 Common Units
--------- -----------------------------------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               [ ]


--------- -----------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          34.4%
--------- -----------------------------------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON


          CO
--------- -----------------------------------------------------------------------------------------------------------

--------------------------------------------- --------------------------- -------------------------------------------
CUSIP NO.  527367205                                     13D                                      PAGE 5 OF 25 PAGES
          -------------
--------- -----------------------------------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          EPEC Deepwater Gathering Company
--------- -----------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A                                                     (a)[ ]
                                                                                                         (b)[ ]
--------- -----------------------------------------------------------------------------------------------------------

3         SEC USE ONLY


--------- -----------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS


          OO
--------- -----------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
--------- -----------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
--------------------------------- ---------------------- ------------------------------------------------------------
  NUMBERS OF                      7                      SOLE VOTING POWER  8,953,764
    SHARES

                                  ---------------------- ------------------------------------------------------------
 BENEFICIALLY                     8                      SHARED VOTING POWER  0
   OWNED BY

                                  ---------------------- ------------------------------------------------------------
     EACH                         9                      SOLE DISPOSITIVE POWER  8,953,764
  REPORTING

                                  ---------------------- ------------------------------------------------------------
 PERSON WITH                      10                     SHARED DISPOSITIVE POWER  0


--------- -----------------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          8,953,764 Common Units
--------- -----------------------------------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               [ ]


--------- -----------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          34.4%
--------- -----------------------------------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON


          CO
--------- -----------------------------------------------------------------------------------------------------------

--------------------------------------------- --------------------------- -------------------------------------------
CUSIP NO.  527367205                                     13D                                      PAGE 6 OF 25 PAGES
          --------------
--------- -----------------------------------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Leviathan Gas Pipeline Company
--------- -----------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a)[ ]
                                                                                                           (b)[ ]
--------- -----------------------------------------------------------------------------------------------------------

3         SEC USE ONLY


--------- -----------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS


          OO
--------- -----------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
--------- -----------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
--------------------------------- ---------------------- ------------------------------------------------------------
  NUMBERS OF                      7                      SOLE VOTING POWER   8,953,764
    SHARES

                                  ---------------------- ------------------------------------------------------------
 BENEFICIALLY                     8                      SHARED VOTING POWER   0
   OWNED BY

                                  ---------------------- ------------------------------------------------------------
EACH REPORTING                    9                      SOLE DISPOSITIVE POWER   8,953,764


                                  ---------------------- ------------------------------------------------------------
 PERSON WITH                      10                     SHARED DISPOSITIVE POWER   0


--------- -----------------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          8,953,764 Common Units
--------- -----------------------------------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               [ ]


--------- -----------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          34.4%
--------- -----------------------------------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON


          CO
--------- -----------------------------------------------------------------------------------------------------------

--------------------------------------------- --------------------------- -------------------------------------------
                                                         13D
CUSIP NO.  527367205                                                                              PAGE 7 OF 25 PAGES
          -------------
--------- -----------------------------------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Leviathan Holdings Company
--------- -----------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a)[ ]
                                                                                                           (b)[ ]
--------- -----------------------------------------------------------------------------------------------------------

3         SEC USE ONLY


--------- -----------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS


          OO
--------- -----------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
--------- -----------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
--------------------------------- ---------------------- ------------------------------------------------------------
  NUMBERS OF                      7                      SOLE VOTING POWER   8,953,764
    SHARES

                                  ---------------------- ------------------------------------------------------------
 BENEFICIALLY                     8                      SHARED VOTING POWER   0
   OWNED BY

                                  ---------------------- ------------------------------------------------------------
EACH REPORTING                    9                      SOLE DISPOSITIVE POWER   8,953,764


                                  ---------------------- ------------------------------------------------------------
 PERSON WITH                      10                     SHARED DISPOSITIVE POWER   0


--------- -----------------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          8,953,764 Common Units
--------- -----------------------------------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               [ ]


--------- -----------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          34.4%
--------- -----------------------------------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON


          CO
--------- -----------------------------------------------------------------------------------------------------------

--------------------------------------------- --------------------------- -------------------------------------------
                                                         13D
CUSIP NO.  527367205                                                                              PAGE 8 OF 25 PAGES
          --------------
--------- -----------------------------------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          DeepTech International Inc.
--------- -----------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a)[ ]
                                                                                                           (b)[ ]
--------- -----------------------------------------------------------------------------------------------------------

3         SEC USE ONLY


--------- -----------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS


          OO
--------- -----------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
--------- -----------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
--------------------------------- ---------------------- ------------------------------------------------------------
  NUMBERS OF                      7                      SOLE VOTING POWER   8,953,764
    SHARES
                                  ---------------------- ------------------------------------------------------------
 BENEFICIALLY                     8                      SHARED VOTING POWER   0
   OWNED BY
                                  ---------------------- ------------------------------------------------------------
EACH REPORTING                    9                      SOLE DISPOSITIVE POWER   8,953,764
                                  ---------------------- ------------------------------------------------------------
 PERSON WITH                      10                     SHARED DISPOSITIVE POWER   0

--------- -----------------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          8,953,764 Common Units
--------- -----------------------------------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               [ ]


--------- -----------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          34.4%
--------- -----------------------------------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON


          CO
--------- -----------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 2 (the "Amendment") amends the statement on Schedule 13D previously filed by Leviathan Gas Pipeline Company, a Delaware corporation ("LGPC"), relating to the Common Units (the "Common Units") representing limited partner interests in Leviathan Gas Pipeline Partners, L.P., a Delaware limited partnership (the "Issuer"). This address of the principal executive offices of the Issuer is El Paso Energy Building, 1001 Louisiana Street, Houston, TX 77002.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Amendment is being filed by LGPC, Leviathan Holdings Company, a Delaware corporation ("Holdings"), DeepTech International Inc., a Delaware corporation ("DeepTech"), El Paso Energy Corporation, a Delaware corporation ("El Paso Energy"), El Paso Tennessee Pipeline Co., a Delaware corporation
("El Paso Tennessee"), El Paso Field Services Company, a Delaware corporation ("El Paso Field Services"), and EPEC Deepwater Gathering Company, a Delaware corporation ("EPEC Deepwater"; each of LGPC, Holdings, DeepTech, El Paso Energy, El Paso Tennessee, El Paso Field Services and EPEC Deepwater is referred to herein as a "Reporting Person").

         LGPC is wholly owned by Holdings. LGPC's principal business is to serve as the general partner of the Issuer.

         Holdings is wholly owned by DeepTech. Holdings' principal business is to serve as the holding company of LGPC.

         DeepTech is wholly owned by El Paso Energy. DeepTech's principal business is to serve as the holding company of Holdings.

         EPEC Deepwater is wholly owned by El Paso Field Services. EPEC Deepwater's only material assets are Common Units and a 1% interest in Viosca Knoll Gathering Company, a Delaware general partnership ("Viosca Knoll").

         El Paso Field Services is wholly owned by El Paso Tennessee. El Paso Field Services's principal business is to own, operate, acquire and construct natural gas gathering, processing and other related facilities.

         El Paso Tennessee is wholly owned by El Paso Energy. El Paso Tennessee's principal business is to serve as a holding company.

         El Paso Energy is a diversified energy company with principal operations consisting of the interstate and intrastate transportation, gathering and processing of natural gas, the marketing of natural gas and other commodities, and the development and operations of energy infrastructure facilities worldwide.

         The principal business and office address of LGPC, Holdings, DeepTech, EPEC Deepwater, El Paso Tennessee, El Paso Field Services and El Paso Energy is El Paso Energy Building, 1001 Louisiana Street, Houston, Texas 77002.

         Attached as Schedule 1 hereto and incorporated herein by reference is a list of all directors and executive officers of each Reporting Person.

         (d), (e) During the last five years, no Reporting Person nor, to the best of their knowledge, any entity or person with respect to whom information is provided in response to this Item has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 14, 1998, DeepTech merged with a subsidiary of El Paso Energy. In connection with that transaction, El Paso Energy acquired the minority interests in Holdings. Consequently, El Paso Energy beneficially owns the Common Units held by LGPC.

         LGPC acquired the Common Units owned by it as part of the formation and capitalization of the Issuer. Since LGPC is the sole general partner of the Issuer, LGPC (and accordingly the other Reporting Persons) may be deemed to control the Issuer. LGPC entered into a Management Agreement with DeepTech pursuant to which DeepTech provides certain management services to LGPC, including management services rendered by LGPC in its capacity as the general partner of the Issuer.

         On June 1, 1999, El Paso Field Services, EPEC Deepwater, the Issuer and VK-Deepwater, L.L.C., a Delaware limited liability company ("VK Deepwater") and wholly owned subsidiary of the Issuer, consummated certain transactions described in the issuer's Proxy Statement dated February 8, 1999 pursuant to a Contribution Agreement (the "Contribution Agreement") dated January 21, 1999. In connection with those transactions, EPEC Deepwater acquired 2,661,870 Common Units. Consequently, El Paso Energy beneficially owns the Common Units held by EPEC Deepwater.

         EPEC Deepwater acquired the Common Units owned by it as consideration for (i) transferring to VK Deepwater a 49% interest in Viosca Knoll, (ii) granting to the Issuer an option to purchase its remaining 1% interest in Viosca Knoll and (iii) contributing $33,350,000 to Viosca Knoll (which amount equaled half of the then outstanding balance under Viosca Knoll's revolving credit facility. EPEC Deepwater received the Common Units described above and $19,930,750 in cash from the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

         Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a) The following table describes the number of Common Units, including Common Units issuable upon exercise or conversion of derivative securities and the percent of outstanding Common Units owned by each person identified in Item
2. All percentages are based on (i) the 23,349,988 Common Units issued and outstanding on May 10, 1999, as represented by the Quarterly Report on Form 10-Q filed by the Issuer for the period ended March 31, 1999, plus (ii) the 2,661,870 Common Units issued on June 1, 1999 to EPEC Deepwater.

                                                                                                Total
                                                               Derivative                       -----
Holder                               Common Units              Securities              Number             %(1)
------                               ------------              ----------              ------             ----
LGPC                                   8,953,764                   -                  8,953,764           34.4%
Holdings                               8,953,764                   -                  8,953,764           34.4%
DeepTech                               8,953,764                   -                  8,953,764           34.4%
EPEC Deepwater                         8,953,764                   -                  8,953,764           34.4%
El Paso Energy                         8,953,764                   -                  8,953,764           34.4%
El Paso Tennessee                      8,953,764                   -                  8,953,764           34.4%
El Paso Field Services                 8,953,764                   -                  8,953,764           34.4%
EPEC Deepwater                         8,953,764                   -                  8,953,764           34.4%
William A. Wise                            9,670(2)                -                      9,670             *
Grant E. Sims                             33,000(3)                -                     33,000             *
James H. Lytal                             6,050(4)                -                      6,050             *
H. Brent Austin                            -                       -                      -                 *
Robert G. Phillips                         1,000                   -                      1,000             *
Keith B. Forman                            1,000                   -                      1,000             *
D. Mark Leland                             -                       -                      -                 *
Michael B. Bracy                           5,000                 1,500                    6,500             *
H. Douglas Church                          -                     1,500                    1,500             *
Malcolm Wallop                             -                     1,500                    1,500             *
Robert L. Cavnar                           -                       -                       -                -
Joel Richards III                          -                       -                       -                -
Mark A. Searles                            -                       -                       -                -
Jeffrey I. Beason                          -                       -                       -                -
Britton White Jr.                          -                       -                       -                -
Byron Allumbaugh                           -                       -                       -                -
Juan Carlos Braniff                        -                       -                       -                -
Peter T. Flawn                             -                       -                       -                -
James F. Gibbons                           -                       -                       -                -
Ben F. Love                                -                       -                       -                -
Kenneth L. Smalley                         -                       -                       -                -

--------
* Less than 1%.

(1) In accordance with SEC regulations under Section 13(d) of the Securities
Exchange Act of 1934, as amended, the percent shown in this column for each Common Unit holder represents the number of Common Units owned by such holder plus the derivative securities (on an as converted basis) owned by such holder divided by the number of Common Units outstanding plus the number of derivative securities (on an as converted basis) owned by such holder.

(2) This number excludes 6,960 units owned by Mr. Wise's children, for which he disclaims beneficial ownership.

(3) Mr. Sims disclaims beneficial ownership of 2,0000 Common Units held in trust for his 18 year old son.

(4) Mr. Lytal may deemed to be the beneficial owner of 34 Common Units owned by Mr. Lytal's son, a minor.


         (b) Each person identified in (a) above has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Units beneficially owned by such person.

         (c) Except as otherwise described herein, none of the persons identified in (a) above have effected any transactions in Common Units during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         LGPC serves as general partner of the Issuer in accordance with the Amended and Restated Agreement of Limited Partnership of the Issuer dated February 19, 1993, previously filed as Exhibit 10.41 to Amendment No.1 to DeepTech's Registration Statement on Form S-1, File No. 33-73538 and is incorporated herein by reference. Amendment Number 1 to the Partnership Agreement was previously filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated December 31, 1996, and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Joint Filing Agreement among LGPC, Holdings, DeepTech, El Paso Energy, El Paso Tennessee, El Paso Field Services and EPEC Deepwater.

Exhibit 2: List of all directors and executive officers of each of LGPC, Holdings, DeepTech, El Paso Energy, El Paso Tennessee, El Paso Field Services and EPEC Deepwater.

Exhibit 3: A copy of the Partnership Agreement of the Issuer was previously filed as Exhibit 10.41 to Amendment No. 1 to DeepTech's Registration Statement on Form S-1, File No. 33-73538 and is incorporated herein by reference. Amendment Number 1 to the Partnership Agreement was previously filed as
                  Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated December 31, 1996, and is incorporated herein by reference.

Exhibit 4: A copy of the Contribution Agreement was previously filed as Exhibit C to the Issuer's Proxy Statement dated February 8, 1999, and is incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  June 1, 1999               Leviathan Gas Pipeline Company


                                   By: /s/ GRANT E. SIMS
                                      -------------------------------------
                                   Name: Grant E. Sims
                                        -----------------------------------
                                   Title: Chief Executive Officer
                                         ----------------------------------


Dated:  June 1, 1999               Leviathan Holdings Company




                                   By: /s/ GRANT E. SIMS
                                      -------------------------------------
                                   Name: Grant E. Sims
                                        -----------------------------------
                                   Title: Senior Vice President
                                         ----------------------------------


Dated:  June 1, 1999               DeepTech International, Inc.



                                   By: /s/ GRANT E. SIMS
                                      -------------------------------------
                                   Name: Grant E. Sims
                                        -----------------------------------
                                   Title: Senior Vice President
                                         ----------------------------------


Dated:  June 1, 1999               El Paso Energy Corporation



                                   By: /s/ JEFFREY I. BEASON
                                      -------------------------------------
                                   Name: Jeffrey I. Beason
                                        -----------------------------------
                                   Title: Vice President and Controller
                                         ----------------------------------

Dated:  June 1, 1999               El Paso Tennessee Pipeline Co.



                                   By: /s/ JEFFREY I. BEASON
                                      -------------------------------------
                                   Name: Jeffrey I. Beason
                                        -----------------------------------
                                   Title: Vice President and Controller
                                         ----------------------------------


Dated:  June 1, 1999               El Paso Field Services Company



                                   By: /s/ JEFFREY I. BEASON
                                      -------------------------------------
                                   Name: Jeffrey I. Beason
                                        -----------------------------------
                                   Title: Vice President and Controller
                                         ----------------------------------


Dated:  June 1, 1999               EPEC Deepwater Gathering Company



                                   By: /s/ JEFFREY I. BEASON
                                      -------------------------------------
                                   Name: Jeffrey I. Beason
                                        -----------------------------------
                                   Title: Vice President and Controller
                                         ----------------------------------

                                INDEX TO EXHIBITS

    EXHIBIT
    NUMBER                        DESCRIPTION
    ------                        -----------
      1.*              Joint Filing Agreement among El Paso Energy Corporation,
                       El Paso Tennessee Pipeline Co., El Paso Field Services
                       Company, EPEC Deepwater Gathering Company, DeepTech
                       International Inc., Leviathan Holdings Company and
                       Leviathan Gas Pipeline Company.

      2.* List of all directors and executive officers of each of El Paso Energy Corporation, El Paso Tennessee Pipeline
                       Co., El Paso Field Services Company, EPEC Deepwater
                       Gathering Company, DeepTech International Inc., Leviathan
                       Holdings Company and Leviathan Gas Pipeline Company.

      3. A copy of the Partnership Agreement of the Issuer was previously filed as Exhibit 10.41 to Amendment No. 1 to DeepTech's Registration Statement on Form S-1, File No.
                       33-73538 and is incorporated herein by reference.
                       Amendment Number 1 to the Partnership Agreement was previously filed as Exhibit 10.1 to the Issuer's Current
                       Report on Form 8-k dated December 31, 1996, and is incorporated herein by reference.

      4. A copy of the Contribution Agreement was previously filed as Exhibit C to the Issuer's Proxy Statement dated
                       February 8, 1999, and is incorporated herein by reference.


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* Filed herewith.




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